                                                                    EXHIBIT 99.1

                          IN THE ILLINOIS GAMING BOARD

IN THE MATTER OF THE DENIAL OF THE  )
RENEWAL OF THE OWNER'S LICENSE      )             MATTER NO. ____________
OF EMPRESS CASINO JOLIET CORPORATION)

                          VERIFIED REQUEST FOR HEARING

     Empress Casino Joliet Corporation ("Empress"), by its counsel, hereby submits, pursuant to 86 Ill. Adm. Code Section 3000.236(d)(1) and 86 Ill. Adm. Code Section 3000.405(a) and (b), its Verified Request for Hearing on the Illinois Gaming Board's (the "Gaming Board") July 19, 2000 Notice of Denial of License Renewal for Empress Casino Joliet ("Notice of Denial").

     As set forth more fully below, Empress will present clear and convincing documentary and testimonial evidence to establish that Empress is suitable for license renewal and that Empress has fully complied with all Gaming Board requests for information and documents and has cooperated fully with the Gaming Board investigation into the suitability of Empress for renewal. Indeed, Empress will present clear and convincing evidence that, in part because the Gaming Board failed to follow its own rules and past practices, the Gaming Board's decision to deny the renewal of the owner's license of Empress was against the manifest weight of the evidence before it, arbitrary and capricious and constitutes a denial of state and federal constitutional rights to due process and equal protection.

     During the Gaming Board's review of Empress' license renewal application, Empress met with the Gaming Board's staff numerous times and submitted a great deal of supplemental information in response to their requests. Although Empress provided factual information answering every concern raised, the Gaming Board apparently failed to consider that information in reaching the decision to deny renewal. Obviously, the Gaming Board ignored its own lawful action on November 30, 1999 when it approved the transaction involving Empress and HGHC.(1)

     The vast majority of the Gaming Board's nineteen alleged specific instances of misconduct relate to matters that were before the Gaming Board on November 30, 1999. In addition to approving the transaction, the Gaming Board required HGHC to move its corporate headquarters to Illinois (which it did) and relocate many valued employees and their families (which it did). The extent to which Empress accommodated the Gaming Board, lived up to all of its obligations and significantly improved the operation, profitability, tax revenues and regulatory compliance of Empress Casino Joliet, when taken against the flimsy and pretextual nature of the allegations here, makes manifest the arbitrary and capricious nature of the Gaming Board's decision.

     Also as more fully set forth below, Empress will specifically respond to the "facts," allegations and conclusions enumerated in the Gaming Board's Notice of Denial with clear and convincing documentary and testimonial evidence. Empress estimates that it will offer testimony from not less than 100 witnesses and hundreds of exhibits to establish the arbitrary, capricious and unfounded nature of the Gaming Board's action and that Empress is suitable for license renewal.

--------

     (1) HGHC will refer to both Horseshoe Gaming Holding Corp. or its predecessor, Horseshoe Gaming LLC, unless specifically stated otherwise.

     As the following specific responses outline, Empress will present clear and convincing documentary and testimonial evidence from public, law enforcement and regulatory officials from Nevada, Louisiana, Mississippi and Indiana - all of whose gaming commissions found both Mr. Binion and HGHC or its wholly owned subsidiaries suitable for licensure - that Mr. Jack Binion's excellent reputation for honesty, integrity and compliance with regulatory rules and practices is well deserved and well founded in fact. They will attest to Mr. Binion's vast experience and success in the gaming industry and the fact that he has long been acknowledged by his peers as a model for and a leader of the gaming business.

     Empress also will present evidence from Mr. Binion's present and former employees, and independent contractors who have worked with him. They are in the best position to give first hand testimony as to the institutional culture that Jack Binion instills into his managers and employees with respect to regulatory compliance, adherence to internal controls and fair dealing. This evidence will address direct responses to the "facts" enumerated in the Notice of Denial, including the conduct of business at the Empress Casino Joliet since December 1, 1999. Empress Casino Joliet is the entity that is the holder of the owner's license in Illinois; yet, as will be established, most of the allegations in the Notice of Denial do not involve operations or activities at Empress.

     Empress will present testimony from members of state and municipal governments and charitable organizations and from citizens of the communities which profit from the economic development, civic involvement, tax base contributions and charitable contributions of Mr. Binion, his casinos and his managers and employees.

     The Gaming Board, in its Notice of Denial at page 3, asserts that its denial order is based on two "initial findings," "(1) Mr. Binion's unsuitability as a Key Person of Empress; and (2) Empress's failure, since being acquired by HGHC on December 1, 1999, to continue to meet all of the requirements of the Act and the Rules." The Notice of Denial then lists nineteen alleged instances of misconduct as support for its findings. At page four of the Notice of Denial, footnote 1 states in part, in reference to the nineteen alleged instances of misconduct, "Each category lists specific instances of conduct that, as noted above, serve as the basis for the Board's initial determination under the applicable provisions of the Act and the Rules." (Emphasis supplied.) As these alleged instances form the entire basis for the "findings", Empress will address only these allegations herein.

     As to the first "initial finding," Empress will present evidence with respect to how this "determination" of unsuitability has been flawed by the lack of due process afforded Mr. Binion and Empress, and on information and belief, by the unusual processes and procedures engaged in by the Gaming Board in this instance, including: the unprecedented reversal of the Gaming Board's November 30, 1999 approval of HGHC's acquisition of the Empress Casino Joliet in its July 19, 2000 Denial of Renewal; the retention of an independent contractor or "outside" law firm to prepare a report on the investigation of Empress, HGHC and Mr. Binion when Gaming Board staff had already conducted its investigation for nearly a year and had informed the Administrator and the then Chief Counsel of its findings; the failure of the Gaming Board to tender any or all of this outside report (which was no longer confidential due to portions having been provided to the press) to Empress; and the Gaming Board's actions in choosing to ignore the recommendations of its own investigative staff and to rely instead upon the report obtained by contract. Upon information and belief, the outside contractor wrote a report, but never conducted any investigation, never spoke to any individuals at HGHC or Empress and never even interviewed the Gaming Board's lead investigator on the Empress investigation.

     Empress also will present evidence, as will be set forth more fully below, with respect to the failure of the Gaming Board to follow its own Rules and procedures with respect to a finding of unsuitability as to an individual Key Person, including the Gaming Board's failure to employ or offer or order the possible economic disassociation option provided for by 86 Ill. Adm. Code
Section 3000.224(b). Indeed, that very section (Section 3000.224(b)) provides that, ". . .a violation of an order of the Board for the economic disassociation of a Key Person MAY RESULT IN A COMPLAINT UNDER SUBPART K. . . ." [emphasis supplied]. The significance of this evidence and these Rules is that Mr. Binion, as an individual Key Person, is being denied due process, as required by the Act, because he is left without any right to appeal the "initial finding" of unsuitability as a Key Person.

     If the Gaming Board had ordered an economic disassociation and Empress had refused to comply, a hearing would proceed under Subpart K of the Rules, "Seizure and Disciplinary Hearings." There are significant differences between a proceeding under 86 Ill. Adm. Code Section 3000.1125(a) and a proceeding under 86 Ill. Adm. Code Section 3000. 236 and 3000.405. For example, the answer to the complaint is due in twenty-one days, not five, and, in the conduct of the hearing, Mr. Binion would be afforded a greater standard of due process. More importantly, there would be a broad range of potential penalties less onerous than being declared "Unsuitable." Even in the equivocal netherworld of an "initial finding" of unsuitability jury-rigged to a Denial of Renewal of another entity, the branding of Mr. Binion as "Unsuitable" is of great potential negative significance to gaming regulators and others in the four other states in which Mr. Binion and HGHC or its affiliates are licensed. It also is of potential harm to thousands of employees, investors and private citizens who benefit in one way or another from the continued operation of a respected gaming company.

     As to the second "initial finding," Empress will offer clear and convincing documentary and testimonial evidence that the specific "facts" or allegations as to the conduct of Empress in regard to meeting the requirements of the "Act" and the "Rules" since December 1, 1999, are either unfounded, not the result of conduct by Empress after December 1, 1999 or of such a minor nature that, even collectively, they are at most a basis for a potential disciplinary complaint under the above referenced Subsection K and do not rise to the level of a basis, or partial basis for a failure to grant renewal of this owner's license.

     Empress also will present clear and convincing evidence, both documentary and testimonial, as to the unfounded nature of the "facts" or allegations characterized by the Notice of Denial as "specific instances of misconduct" by Mr. Binion and his affiliates. The specific responses to these allegations are found below.

     Empress notes that the Gaming Board failed to specify in the Notice of Denial which Illinois Gaming Board Rules or which portions of the Illinois Riverboat Gambling Act the Empress allegedly violated. Empress has been required to make assumptions as to the actual matters complained of in preparing this response and request. Empress does not hereby waive its right to a full hearing on every alleged violation the Gaming Board had in mind or may later raise at hearing and now requests a hearing on any and all such allegations.

     The Gaming Board also failed to allege the facts it will rely upon in support of its nineteen specific allegations. Again, Empress does not hereby waive its right to dispute each and every fact upon which the Gaming Board relied, or will rely upon at hearing.

     I. NAME, CURRENT ADDRESS AND CURRENT TELEPHONE NUMBER
        Empress Casino Joliet Corporation
        2300 Empress Drive
        Joliet, Illinois 60436
        (815) 744-9400

     II. BACKGROUND

     HGHC entered the original Agreement and Plan of Merger ("Merger Agreement") with Empress Entertainment, Inc. ("Empress Entertainment") on September 2, 1998. Under the Merger Agreement, HGHC was obligated to pay over $600,000,000 to Empress Entertainment for its assets and property. In order to gain the necessary approval of the transaction from the Gaming Board, HGHC made its first submission to the Gaming Board on September 30, 1998, representatives of HGHC met with the Gaming Board staff on November 10, 1998, and Personal Disclosure Forms (Form1s) for Jack Binion and several other key personnel were submitted on November 20, 1998. During the intervening year between entering the Merger Agreement and receiving the Gaming Board's approval, HGHC and Mr. Binion submitted thousands of additional pages of personal, corporate and financial information to the Gaming Board, met with the Board's staff on numerous occasions (including an extensive interview of Mr. Binion) and submitted written answers to specific questions raised by the Gaming Board and its staff.

     The length of this investigation necessitated that the Merger Agreement be extended twice - on March 25, 1999 and July 23, 1999. As consideration for Empress Entertainment's agreement on July 23 to extend the date to finalize the merger, HGHC entered into a consulting agreement with Empress Entertainment. On November 30, 1999, the Gaming Board approved the acquisition, which included the consulting agreement. Ironically, the Gaming Board now cites that consulting agreement as a basis for its denial notice.(2)

     The transaction closed on December 1, 1999, and HGHC promptly undertook a program to honor its commitments to the Gaming Board regarding minority and female businesses and the relocation of its corporate headquarters to Illinois. On June 30, 2000, the Gaming Board stated that it would not renew the Empress Joliet license. On July 19, 2000, the Gaming Board issued its formal Notice of Denial.

     III. SPECIFIC RESPONSES - INITIAL FINDINGS

          A. MR. BINION IS SUITABLE AS A KEY PERSON OF EMPRESS

------------

     (2) The Gaming Board was required to find HGHC and Jack Binion suitable for licensure as a prerequisite to approving the merger. 86 Ill. Adm. Code Section 3000.235. As part of the suitability determination, Section 3000.235 mandated that the Board evaluates HGHC by the same criteria used to determine the suitability of an applicant for an owner's license. 86 Ill. Adm. Code Section 3000.235(a)(2). The Gaming Board was to consider, among other things, "the character, reputation, experience and financial integrity of [HGHC] and of any other or separate person that . . . controls directly, or indirectly, [HGHC]." 230 ILCS 10/7(c)(1)(A). Mr. Binion was a person in control of HGHC; his personal disclosure form stated that he would own approximately 38% of the outstanding shares, serve as its Chairman and Chief Executive Officer and possessed the ability to vote the majority of its shares. Mr. Binion's PDF was previously submitted to the Gaming Board and is not attached to this Request for Hearing due to the confidential nature of some of the material contained therein. Empress does not waive the right to exchange this document during discovery and may rely on this document at the hearing. Thus, under the applicable regulations, the Gaming Board must have considered the character, reputation, experience and financial integrity of HGHC and Mr. Binion before it approved the merger. And, in order to approve the merger, the Board must have found that HGHC had demonstrated by clear and convincing evidence that HGHC and Mr. Binion were suitable to be licensed. 86 Ill. Adm. Code Section 3000.230(c)(2)(A)-(E).

     Empress will present clear and convincing evidence that establishes Mr. Binion's well deserved reputation for good business judgment and integrity. The evidence also will demonstrate that Mr. Binion has assembled a management team comprised of experienced, diverse, hard-working, and honest people whose skill has made Horseshoe a tremendously successful enterprise.

     Empress will present abundant evidence, which the Gaming Board chose to ignore, that the consensus of the gaming and investment communities is that Mr. Binion has had a distinguished career in gaming. For example, in the September 1999 issue of Casino Executive magazine Horseshoe was named runner-up for the Gaming Company of the Century award. (Exhibit 1) Further, numerous witnesses will attest that Mr. Binion and HGHC's management has drawn the overwhelming endorsement of investment bankers, analysts and investors. As illustrations of this testimony, consider the following excerpts from analysts' reports on HGHC:

     o On November 3, 1999, Banc of America Securities rated Horseshoe a "Buy," stating that it is the "only diversified gaming company with high-quality assets and a deleveraging story."

     o On October 4, 1999, SG Cowen Securities Corporation stated that Horseshoe "will emerge as one of the strongest [gaming companies] in the industry," adding that "Horseshoe is the premier emerging market gaming company" and "possesses strong credit measures." Under "Outlook and Initial Credit Considerations," SG opined that "Horseshoe . . . .
          continues the Horseshoe tradition of operating leading facilities."

     o On January 27, 1999, Salomon Smith Barney stated that "Horseshoe offer[s] the best relative value in today's market;" "the combined Horseshoe Gaming and Empress Entertainment is a solid credit;" and, perhaps most importantly, "We point out that Jack Binion and his general managers have remained with the company, and that Empress also has some seasoned executives to help guide the company."

(Exhibit 2)

     Further evidence will be presented at the hearing to demonstrate that the judgment of the gaming and investment communities has been mirrored by the judgment of the Indiana, Louisiana, and Mississippi gaming commissions, all of whom have investigated Mr. Binion, reviewed largely the same information presented to the Gaming Board, and found Mr. Binion to be suitable under standards comparable to those established by the Illinois Riverboat Gambling Act.

     Additional testimony will show that these sentiments are echoed by regulatory, law enforcement, business and community leaders in Nevada, Louisiana and Mississippi - the states in which Jack Binion was licensed prior to acquiring the Empress riverboats in Indiana and Illinois. Submitted to the Gaming Board previously (and with this request as Exhibit 3) were numerous letters of support that reflect the expected testimony of these witnesses, including letters from the former Executive Director of the Mississippi Gaming Commission; the Clark County, Nevada District Attorney; the Sheriff of Clark County, Nevada; the Mayor of Bossier City, Louisiana; the Sheriff of Bossier Parish, Louisiana; the Mayor of Shreveport, Louisiana; and the Tunica County, Mississippi, Administrator. These letters are from people who have years of experience with Mr. Binion and Horseshoe, and they portray Mr. Binion as an outstanding businessman, with impeccable integrity and a long history of regulatory compliance, a committed citizen, and a generous human being:

     o "I have known Jack Binion for 25 years. I have always known Jack Binion to be a person of honesty and integrity, both personally and professionally . . . . In addition, Mr. Binion has always been a good corporate citizen . . . . I know of no reason whatsoever to deny gaming privileges to Jack Binion. To the contrary, I highly recommend his licensure." (District Attorney, Clark County, Nevada.)

     o    "I am honored to provide this letter of recommendation on behalf of
          Mr. Jack Binion . . . . Jack Binion's personal character and integrity have carried over into his corporate commitments . . . . His integrity is unquestioned, his candidness admired, and he has displayed the highest level of professionalism." (Sheriff, Clark County, Nevada.)

     o "From the perspective of the Mississippi Gaming Commission, RPG [Horseshoe Casino & Hotel] is fiscally sound and is a good corporate citizen of the State of Mississippi . . . . We are pleased to include
          RPG among our gaming licensees, and value its contribution to the Mississippi Gaming Industry." (Mississippi Gaming Commission.)

     o "I was the Executive Director of the Mississippi Gaming Commission from October 1993 to June 1998. Since 1994 I had the distinct pleasure to work with Mr. Binion and his superb company on a frequent basis. I consider him to be the premier gaming operator in our state and a gentleman of impeccable character and honesty . . . . Without reservation, I recommend Mr. Binion for a gaming license in the state of Illinois." (Paul A. Harvey, Major General USAF (Ret.)

     o    "Horseshoe Casino-Hotel has made a very positive impact on the communities of Shreveport and Bossier City, Louisiana . . . . The
          Horseshoe has actively supported civic endeavors . . . . The Horseshoe organization and its employees have given generously of their time and resources . . . . Shreveport and Bossier City are fortunate to have the Horseshoe Casino-Hotel and its staff in our midst." (Mayor, Shreveport, Louisiana.)

     o    Horseshoe has been a great corporate citizen . . . . The Horseshoe has actively supported civic endeavors . . . ." (Mayor, Bossier City,
          Louisiana.)

     o "Horseshoe Hotel & Casino in Bossier City LA has been a good neighbor to Bossier Parish. The management has done much to help with crime prevention in our area. Thank you for the opportunity to share with you are appreciation of Horseshoe Hotel & Casino for the contributions to help reduce crime in our area." (Sheriff, Bossier Parish, Louisiana.)

     o "It is my pleasure to recommend and commend Jack Binion and his Management Team here at Tunica for operating a First Class Facility." (Administrator, Tunica County, Mississippi.)

     HGHC and Mr. Binion set an enviable standard for the gaming industry. In Louisiana, HGHC has the highest revenues in the state. Their revenues are nearly 50% greater than its nearest competitors. In Mississippi, with only 10% of the state's gaming positions they have captured a 23% product share. HGHC and Mr. Binion have consistently outperformed the competition in every venue they enter. They have and can continue to produce the best results for Illinois. During the first five months of this year, average monthly casino revenues at Empress Joliet have increased by $2,138,000 or 12% over the last five months of operation by the prior ownership.

     In short, the evidence will show, clearly and convincingly, that HGHC and Mr. Binion have an excellent reputation for regulatory compliance, management expertise and civic responsibility that fully supports licensure renewal in Illinois.

     As to the "facts" set forth as "specific instances of improper conduct" and as the bases for denial of renewal, we set forth below Empress' specific responses and the evidence Empress will present to demonstrate that none of these "facts" merit Denial of the Empress Casino Joliet license.

          B. THE GAMING BOARD STATES THAT ITS JUNE 30, 2000 DETERMINATION OF "... EMPRESS' FAILURE, SINCE BEING ACQUIRED BY HGHC ON DECEMBER 1, 1999, TO CONTINUE TO MEET ALL OF THE REQUIREMENTS OF THE ACT AND THE RULES," IS A BASIS FOR THE DENIAL.

     Again, the Gaming Board has failed to cite which requirements of the Act and which Rules have been disobeyed by Empress. Indeed, none of the eleven specific instances of misconduct characterized as "Financial Integrity and Business Practices" involve any conduct by Empress

Casino Joliet or any conduct by Mr. Binion or HGHC involving, implicating or in any way related to Empress Casino Joliet.

     As to the eight specific instances of misconduct characterized as "Regulatory Compliance Issues," five (numbers 4, 5, 6, 7 and 8), again have no relationship whatsoever to the Empress Casino Joliet, and additionally, did not occur or result in any regulatory action during the period between December 1, 1999 and June 30, 2000. Therefore, the three "Regulatory Compliance Issues" numbered one through three must contain the exclusive bases for the Board's initial determination as to Empress Casino Joliet's failure to continue to meet all of the requirements of the Act and the Rules after December 1, 1999.

     Our specific responses to these three allegations are set forth below. However, it is of no small importance that none of these three allegations resulted in the issuance of a disciplinary complaint by the Illinois Gaming Board. Also, one of these alleged acts took place before November 30, 1999 and the Gaming Board approved the transaction with full knowledge of the alleged misconduct.

     The "basis" for the initial finding that Empress failed to comply with the Act and the Rules after December 1, 1999 is, in truth, confined to allegations A-2 and A-3, the merits of which are discussed below. But regardless of the ultimate findings of fact as to these charges, such "violations" have never, alone or collectively with other violations, risen to the level of a basis for denial of licensure or re-licensure.

     IV. SPECIFIC RESPONSES - SPECIFIC INSTANCES OF IMPROPER CONDUCT

         A. REGULATORY COMPLIANCE ISSUES

               1. HGHC'S EXECUTION OF A CONSULTING AGREEMENT DID NOT VIOLATE GAMING BOARD RULES.

     HGHC's (which is not the Illinois owner licensee) execution of a $20 million consulting agreement did not violate Gaming Board Rule 3000.170, which states that, "No holder of an Owner's License shall enter into a contract relating to its licensed activities for consideration in excess of fair market value."

     Pursuant to the Consulting Agreement (Exhibit 4), the former Empress shareholders were obligated to advise and provide HGHC with expertise on a variety of issues involving and associated with dockside gaming. The former Empress shareholders are uniquely well qualified to provide this advice and counsel. They possess a unique knowledge of the gaming industry in Illinois and have specific knowledge of the gaming market in the Chicagoland area. Empress was the first riverboat to begin operations in the Chicago market and the experiences of the former shareholders is invaluable. Moreover, because of their intimate knowledge of the construction of the current Empress facility, as well as their background in the construction industry, the former shareholders' expertise on these types of issues is unique. As will be established, by testimonial and documentary evidence, because the overall purpose of the consulting agreement was for assistance with dockside gaming, its continued success and the building of additional business as a result of this benefit, the payments made pursuant to this consulting agreement are contingent and will be suspended during any period that dockside gaming is suspended or repealed.

     Empress will establish that the former shareholders have met with Empress management since December 1, 1999 to discuss possible construction projects in light of dockside gaming.

     When asked by the Gaming Board why the former Empress Joliet shareholders do not offer these services to other riverboats, Pete Ferro, former CEO of Empress Casino Joliet, responded:

          "Our construction expertise is limited to this facility because we built it. We do not know what Hollywood facility is about. Our expertise lies locally at this site."

     When asked if the former shareholders' expertise could be utilized elsewhere, Mr. Ferro stated:

     "Not as specifically as here. We know where pipes are, why we built a ramp, what problems are encountered. I can tell you where sold [sic] rock is. I can tell you where along Route 6 the ground water is. I can tell you where we put extra pipes under road and where there are too many boulders to dig. That is from me personally. They go to construction two or three bits of information like that can be worth millions on construction costs. That is why we can only offer it there. I do not know the soil conditions in Aurora."

(Exhibit 5)

     Similarly, when Mr. Binion was asked about the purpose of the Consulting Agreement during his interview with the Gaming Board, he responded, in pertinent part:

          "About keeping . . . dock side in . . . and to help us in every way that they can to . . . make sure that this stays in place."

          ". . . they know that not only on the State basis, but on the local basis."

(Exhibit 6)

     Consulting agreements of this nature are not new to the Gaming Board. Empress will present evidence that in a very similar case the Gaming Board, after having a panel of experts review the matter, approved the panel's decision finding that the consulting agreement (where, on information and belief, there was no documentation of work product) was at fair market value. The consulting agreement at issue here is no different. The Gaming Board's own precedent dictates not only that this type of agreement be approved (to the extent approval is even necessary), but that it is certainly not grounds for the non-renewal of the Empress owner's license.

     In short, the consulting agreement was the product of an arms-length negotiation, which reflected fair market value. It did not affect the purchase price of the transaction.

     At the request of the Indiana Gaming Commission, Dr. Charlene Sullivan from the Krannert School of Business at Purdue University completed a financial analysis of the merger, financing transaction and the consulting agreement. Although Dr. Sullivan's report is confidential, it is assumed she did not view the consulting agreement unfavorably since the acquisition transaction was approved by the Indiana Gaming Commission on August 20, 1999. (Exhibit 7)

     Additionally, the transfer of ownership and the attendant financing was approved by the Gaming Board on November 30, 1999, and thus was deemed acceptable. The issue of the financing and the existence of this consulting agreement were properly before the Gaming Board at that time. The Gaming Board took action on them at that time by its approval of the acquisition transaction. These issues are not matters that should be considered by the Gaming Board when now making its determination on an application for renewal of an owner's license.

               2. EMPRESS' POST-ACQUISITION STRUCTURE WAS KNOWN TO THE GAMING BOARD AND THE REQUISITE INTERNAL CONTROLS HAD BEEN SUBMITTED TO THE GAMING BOARD FOR APPROVAL.

     Following the Gaming Board's approval of HGHC's acquisition of Empress, Empress implemented the organizational chart and management reporting structure that had been orally submitted to the Gaming Board and which was cited at the Gaming Board's Regular Public Meeting on October 26, 1999. After approval of the transaction, Empress continued to make oral and written submissions of its preferred management structure to the Gaming Board. (Exhibit) In general, these changes involved stronger oversight of Empress gaming operations.

     In accordance with Gaming Board Rules, Empress made a written submission to the Board regarding proposed changes to its Internal Control Systems ("ICS") to reflect the post-acquisition reporting structure which it had already put in place.

     This alleged highly technical violation of Empress' ICS does not rise to a level dictating non-renewal of Empress' owner's license. In making such a finding the Gaming Board acted arbitrarily and capriciously, particularly in light of the Gaming Board's own precedents regarding similar, minor violations of an owner licensee's ICS. Empress will present evidence showing that for similar conduct other licensees received disciplinary complaints with minimal fines.

               3. HGHC'S AGREEMENT FOR CONSULTING SERVICES DID NOT VIOLATE GAMING BOARD RULES AND SERVICES WERE PROVIDED AT FAIR MARKET VALUE.

     HGHC entered into an agreement with a certain individual regarding consulting on construction and financial matters. Pursuant to Gaming Board Rule 3000.141, a licensee is required to promptly identify to the Gaming Board any individual or entity acting on behalf of the licensee, for compensation, with regard to Gaming Board action.

     In this instant situation, the consultant was not appearing before the Gaming Board. Thus, pursuant to the Gaming Board's own rules, disclosure was not mandated.

     Furthermore, and as previously discussed in A-1 above, Empress will provide evidence establishing that this consulting agreement was commercially reasonable as required by Gaming Board Rule 3000.170.

               4. WHILE GAMING BOARD LICENSEES HAVE A DUTY TO PROMPTLY DISCLOSE MATERIAL CHANGES IN INFORMATION, HGHC'S INADVERTENT OMISSION OF NON-MATERIAL INFORMATION AND SUBSEQUENT DISCLOSURE THEREOF, DID NOT VIOLATE GAMING BOARD RULES.

     The Gaming Board has alleged that HGHC failed to timely disclose certain of its subsidiaries to the Board. Pursuant to Gaming Board rule 3000.140, Board licensees shall have a continuing duty to disclose promptly any material changes in information provided to the Board. HGHC is not a Board licensee, rather it is a Key Person of Empress. On June 6, 2000, HGHC did advise the Gaming Board that it (HGHC) unintentionally and inadvertently omitted Horseshoe License Company ("License Company") and the South China Development Partnership ("South China") from ownership charts HGHC had previously submitted to the Gaming Board.

     HGHC owns 49% of License Company and has an indirect interest of 31% in South China (HGHC owns this interest through Horseshoe Ventures, LLC). The omission of License Company and South China was inadvertent. Once HGHC realized that it had submitted an organizational chart that did not reflect these two corporations, itself reported the existence of these corporations to the Gaming Board. (Exhibit 9) It was HGHC that revealed its omission to the Gaming Board. These corporations do not hold any gaming licenses, and do not currently conduct any gaming operations.

     There is no reasonable basis on which either company could be viewed as material to HGHC. The licensing company is a completely passive entity, which holds the rights to the Horseshoe name and makes its use available on a royalty free basis. South China is an entity in which HGHC has a passive ownership interest and in which HGHC has made a minimal investment.

     This inadvertent non-material omission, which was promptly corrected by HGHC is not a violation of Board Rule 3000.140. Assuming it is viewed as a violation, it again does not rise to a level to provide a basis for non-renewal of Empress' owner's license, based on prior Gaming Board actions.

               5. REPURCHASE OF INSIGNIFICANT AMOUNTS OF STOCK BY HGHC AND HGHC'S NOTIFICATION TO THE GAMING BOARD OF THIS TRANSACTION DID VIOLATE GAMING BOARD RULES.

     Empress believes that this allegation refers to HGHC's (a Key Person of Empress) repurchase of stock held by two small shareholders. While the violation of the particular Board rule is not specified, Empress is aware of its duty to promptly disclose any material changes in information provided to the Board in accordance with Rule 3000.140. This stock repurchase by HGHC was not material in regards to Empress ownership or in the ownership of HGHC (the total repurchase from these two individuals was approximately 1.033182% of the outstanding shares). (Exhibit 9)

     Nonetheless, HGHC complied with Rule 3000.140. HGHC repurchased the stock at issue on April 1, 2000. Written notification of this change was provided to the Board on June 6, 2000. (Exhibit 9) This reporting certainly meets the reporting requirement of Rule 3000.140.

               6. ROUTINE DISCIPLINARY COMPLAINTS AGAINST AFFILIATED COMPANIES OF AN ILLINOIS OWNER LICENSEE DO NOT PROVIDE A BASIS FOR THE NON-RENEWAL OF AN OWNER'S LICENSE BY THE GAMING BOARD.

     The Gaming Board, in denying the non-renewal of Empress' owner's license, cites as a basis Louisiana Entertainment, LP's ("Louisiana Horseshoe") violations of certain Louisiana gaming regulations. Louisiana Horseshoe is a wholly owned subsidiary of HGHC, which is a Key Person of Empress.

     While Empress does not dispute that a wholly owned subsidiary of one of its Key Persons was disciplined and fined for violations of Louisiana gaming regulations, this information should not be used as a basis for denial of Empress' Illinois renewal application. Even if a review of Louisiana Horseshoe is deemed relevant, by the Gaming Board's own precedents, such discipline and fines would not result in the non-renewal of an owner's license. Documentary and testimonial evidence will establish that since the commencement of gaming in Louisiana through January 1, 2000, Louisiana has preliminarily assessed a total of approximately 412 fines against all of its riverboats. Often, these initial fines have been reduced for purposes of settlement or other proceedings. If all such fines were paid, the total dollar value would be $6,537,676.82. Through

January 1, 2000, the Louisiana riverboats have paid a total of 254 fines resulting in a total dollar value of $3,734,234.88.

     Through January 1, 2000, Louisiana Horseshoe has paid a total of 15 fines. Three complaints against Louisiana Horseshoe were dismissed or withdrawn, three were warnings, and one complaint is currently pending. On information and belief, the fewest fines paid by any riverboat in Louisiana is eight. Argosy Casino of Baton Rouge (ACBR), having paid 33 fines for a total of $464,600, has paid the most fines of any riverboat in Louisiana. ACBR is a subsidiary of Argosy, the publicly traded parent company of the Alton Belle Casino, an Illinois owner licensee, whose license has consistently been renewed by the Gaming Board. On information and belief, Players, which through subsidiaries, operates two casinos in Lake Charles, Louisiana, paid 31 fines with a total dollar value of $429,500. Moreover, Players' casinos are a subsidiary of Players International Inc., which was fined $10 million for its involvement in improper payments to Governor Edwin Edwards to obtain a casino license. Players International was a Key Person of Southern Illinois Riverboat Casino Cruises ("SIRCC"). SIRCC had its Illinois owner's license renewed even after these events in Louisiana.

     Disciplinary actions both in Illinois and in other jurisdictions while serious have not resulted in the non-renewal of owners' licenses. The Gaming Board has acted arbitrarily and capriciously in not renewing Empress' owner's license in Illinois based on preliminary fines.

               7. DISCIPLINARY COMPLAINTS, OVER SEVEN YEARS AGO, RELATING TO AN ENTITY IN NO WAY CURRENTLY AFFILIATED WITH EMPRESS, DOES NOT PROVIDE A BASIS FOR NON-RENEWAL OF EMPRESS' OWNER'S LICENSE.

     The Gaming Board alleges that between 1989 and 1993 Nevada Horseshoe had a pattern of conduct, including recurring CTR (Nevada Regulation 6A and associated regulations) violations, resulting in disciplinary investigations, complaints and sanctions, including, but not limited to, a $1 million fine. (Exhibit 10) Empress will provide documentary and testimonial evidence from witnesses with first-hand knowledge of Nevada Horseshoe's Regulation 6A compliance efforts. This evidence will also establish that when Nevada Horseshoe's serious compliance problems were brought to Mr. Binion's attention, he took prompt and substantial steps to remedy the situation. He hired Arthur Andersen to evaluate the Nevada Horseshoe's practices and procedures and implemented Andersen's recommendations, including hiring a recognized expert in Regulation 6A compliance to serve as Nevada Horseshoe's controller and to oversee, among other things, Nevada Horseshoe's Regulation 6A compliance efforts. Under the supervision of the new controller, the Nevada Horseshoe was violation-free. For a more detailed discussion of the Nevada Horseshoe's compliance efforts, attached and incorporated by reference are copies of the following materials previously submitted to the Board: Exhibit 11 at 5-8 (letter submitted to Sergio Acosta on November 10, 1999); Exhibit 12 at 6-9; Exhibit 13 at 3-6 (letter submitted to Sergio Acosta on June 20, 2000).

     Additionally, the CTR violations did not in any way involve Empress. Empress' record of compliance with CTR regulations has been excellent and Empress has not been criticized or disciplined by the Gaming Board for any CTR violations. The Board should not utilize a disciplinary complaint issued over seven years ago against a company for whom Mr. Binion was also a key person does not provide a basis to deny a renewal application to a company he is currently affiliated with as a key person or a finding that Mr. Binion is unsuitable.

               8. ACTIONS OVER FIVE YEARS AGO IN ANOTHER JURISDICTION BY AN ENTITY NOT AFFILIATED WITH EMPRESS, DO NOT PROVIDE A BASIS FOR THE NON-RENEWAL OF EMPRESS'S LICENSE.

     The Gaming Board alleges that a violation by Nevada Horseshoe and Mr. Binion in 1995, of a duly authorized Nevada gaming agent's orders with respect to the release of money belonging to a Nevada Horseshoe customer provides a basis for non-renewal of Empress' license. (Exhibit 14 including Complaint, Stipulation and Order)

     This incident, like several others cited in the Gaming Board's Notice, has nothing whatsoever to do with the Empress. As for Mr. Binion's role in the incident, Empress will demonstrate that Mr. Binion's personal conduct in connection with the incident was reasonable under the circumstances, as evidenced by the fact that he was not sanctioned by the Nevada Gaming Control Board for his actions. For a more detailed discussion of this incident, we enclose and incorporate by reference Exhibit 11 at 10; Exhibit 12 at 12-14.

          B. FINANCIAL INTEGRITY AND BUSINESS PRACTICES.

             1. LOUISIANA HORSESHOE'S USE OF MINORITY BROKERS WAS AN APPROVED PRACTICE IN THAT JURISDICTION AND DOES NOT PROVIDE THE GAMING BOARD WITH A BASIS FOR THE NON-RENEWAL OF THE EMPRESS LICENSE.

     As another basis for the non-renewal of Empress' owner's license, the Gaming Board alleges that Louisiana Horseshoe (again, a subsidiary company of HGHC, a Key Person of Empress) improperly used minority brokers, some of whom were either limited partners in Louisiana

Horseshoe or were relatives of limited partners of Louisiana Horseshoe, to meet its minority participation goals in Louisiana.

     Louisiana Horseshoe did utilize minority vendor brokerage arrangements in Louisiana to help meet its voluntary minority and women business enterprise ("MBE/WBE") goals in this state. Neither HGHC nor Louisiana Horseshoe has ever denied its utilization of brokerage MBE/WBE nor made any attempt to conceal the utilization of these brokerage firms. (Exhibits 6, 15.) Utilizing brokerage MBE/WBE firms was a common and accepted practice in Louisiana. There is no evidence that the State of Louisiana views the use of brokerage firms as undermining a licensee's suitability. In fact, all of the brokerage MBE/WBEs utilized by Louisiana Horseshoe were, if required, licensed by the State of Louisiana. The nature of the brokerage MBE/WBE operations was known to state regulators. (Exhibits 6, 15)

     It is true that many of the MBE/WBE brokerage firms utilized by Louisiana Horseshoe were owned by Louisiana Horseshoe's limited partners or their relatives. At the outset of Louisiana Horseshoe, Mr. Binion made a commitment to his limited partners that they could participate in supplying goods and services to Louisiana Horseshoe so long as they:

     1.   Could provide quality goods and services

     2.   The goods and services were competitively priced;

     3. They obtained the appropriate non-gaming supplier permit from the State of Louisiana.

All of the brokerage firms owned by limited partners or their relatives met these qualifications. There is nothing illegal about allowing limited partners or their relatives to supply goods or services to riverboat licensees.

     The contracts with the limited partners or their relatives were properly reported to the Louisiana State Police. The fact that the contracts were with limited partners or their relatives did not violate any provision of Louisiana Law and were not concealed in any way. The use of brokerage MBE/WBE firms and the fact that the firms were limited partners or their relatives does not and cannot rise to the level that it can be used to support the Gaming Board's denial or order.

               2. NO "PATTERN" EXISTED WITH RESPECT TO THE MISREPRESENTATION AND OVER-REPORTING TO THE LOUISIANA GAMING COMMISSION OF MINORITY PARTICIPATION IN THE LOUISIANA HORSESHOE.

     From 1994 through 1999, the MBE/WBE expenditures reported by Louisiana Horseshoe to Louisiana were inaccurate in that Louisiana Horseshoe overstated its purchases from MBE's and understated its purchases from WBE's. The inaccuracies were not discovered until 1999. Once HGHC became aware of the situation, HGHC directed outside counsel to determine why the MBE/WBE expenditures had been misreported.

     In short, the investigation found no evidence that the misreporting was intentional and found no evidence that Mr. Binion had any role in this matter. The results of this investigation were summarized in a letter sent by Floyd Hannon, Senior Vice President of HGHC to Lieutenant Dane Morgan, Louisiana State Police. (Exhibit 16) Although the inaccurate reporting did continue for a period of time, once it was discovered, the reporting method was corrected. The fact that Louisiana Horseshoe continued to report MBE/WBE expenditures in the same manner in the mistaken belief it was the proper reporting method cannot and should not be deemed a pattern of misrepresentation that can serve as a basis for denial of Empress' license renewal.

               3. LOUISIANA HORSESHOE PROVIDED CERTAIN INDIVIDUALS WITH OWNERSHIP IN THE ENTITY IN RETURN FOR PERSONAL CONSULTING SERVICES THOSE INDIVIDUALS PROVIDED.

     Louisiana Horseshoe (a subsidiary company of a Key Person of Empress) received services from its local owners, which were of substantial value. Louisiana Horseshoe's local partners were capable and talented individuals, with substantial experience in dealing with local and state regulatory agencies, governmental bodies, and community organizations. One of Louisiana Horseshoe's local owners had extensive familiarity with cruise ships and the cruise ship industry. The contributions of Louisiana Horseshoe's local partners contributed to the overall success of the project.

     Evidence will establish that Louisiana Horseshoe's agreements with its local limited partners were not unusual or improper, were commercially reasonable, do not reflect adversely on Mr. Binion's suitability, and the extension of ownership interests to local business people in exchange for their "sweat equity" was an accepted practice in Louisiana. Several boats that were licensed in Louisiana had local owners, many of whom contributed little or no capital. Louisiana Horseshoe's local owners collectively held less than twelve percent of that entity. Other boats in Louisiana had local owners who held substantial percentages, one as high as fifty percent. (Exhibit 17)

               4. LOUISIANA HORSESHOE'S CONTRACT WITH ATM CONSULTANTS WAS LEGAL AND PROPER.

     Louisiana Horseshoe (a subsidiary of a Key Person of Empress) denies that it used the ATM services agreement as a means to circumvent loan covenants, and the Gaming Board's Notice of Denial fails to identify the loan covenants that were allegedly violated. Documentary and testimonial evidence will establish that Louisiana Horseshoe's contract with ATM Consultants was legal and proper. The ATM contract provided a limited amount of cash flow to certain limited partners and provided Louisiana Horseshoe with the ATM services it required. This was not an illegal or unreasonable arrangement, and it does not reflect adversely on Mr. Binion. For a more detailed discussion of Louisiana Horseshoe's relationship with ATM Consultants, we attach and incorporate by reference
Exhibit 12 at 41.

               5. LOANS BY LOUISIANA HORSESHOE TO CERTAIN OF ITS LIMITED PARTNERS DID NOT CIRCUMVENT LENDER COVENANTS.

     At various times between 1994 and 1999, Louisiana Horseshoe extended loans to certain of its limited partners and their relatives ("Borrowers"), but the Gaming Board's Notice of Denial fails to identify the loan covenants that it believes Louisiana Horseshoe attempted to circumvent. Empress assumes that the Gaming Board is referring to loans to Louisiana Horseshoe. During the vast bulk of the period of time that Louisiana Horseshoe made these loans, it was a debtor under two trust indentures and two credit facilities. All four debt arrangements specifically allowed Louisiana Horseshoe to use cash for investments, loans and various payments, which in the aggregate, would not exceed a sum certain. At no time did the total of the allowed investments, loans and payments, including loans to the Borrowers, exceed the amount allowed under the loan covenants. None of the loans violated any loan covenant in these debt arrangements of Louisiana Horseshoe. In addition, Horseshoe Gaming, LLC, the ultimate parent of Louisiana Horseshoe, informed the lenders under the various loans of these matters through required periodic reports of the amounts of all outstanding investments, payments and loans. Horseshoe acknowledges that in late 1994 through much of 1995 it made two loans to Borrowers in the aggregate amount of $150,000 that, for a period of less than one year, may have constituted a technical violation of a covenant in one of Horseshoe's earliest loan agreements. Horseshoe refinanced and repaid, in full, the loan made under that agreement.

     Thus, the documentary and testimonial evidence at hearing will demonstrate that the loans to the Borrowers were not designed to circumvent loan covenants prohibiting distributions. Rather, the sole purpose of the loans was to make advances against future anticipated distributions flowing from the ownership interest of these individuals, which was not a violation of law or any contractual obligation of Louisiana Horseshoe and is a normal and customary business practice.

               6. LOUISIANA HORSESHOE'S CHOICE OF LEGAL COUNSEL, PAYMENTS MADE TO COUNSEL, INCLUDING PROVIDING AN OWNERSHIP OPPORTUNITY IN LOUISIANA HORSESHOE WERE PROPER.

     Louisiana Horseshoe's awarding of an ownership interest and its subsequent buyout agreement with the Louisiana lawyer are addressed at B.3 and B.7 herein, respectively. Empress will need greater specificity in order to respond to the Louisiana lawyer's alleged conflicts of interest or the alleged payments to the lawyer's relatives. Louisiana Horseshoe's legal services agreements with the lawyer were legal, appropriate, and fully documented. Louisiana Horseshoe received substantial services from the lawyer, some of which services are documented in the lawyers bills, copies of which are attached as Exhibit 18. Other services were done on a retainer basis. For more detail regarding Louisiana Horseshoe's relationship with this lawyer, attached and incorporated by reference are Exhibit 19 at 6; Exhibit 12; and Exhibit 13 at 1-2.

               7. LOUISIANA HORSESHOE REPURCHASED CERTAIN OWNERS' INTERESTS AT COMMERCIALLY REASONABLE PRICES AND CONSISTENTLY EXPLAINED THESE TRANSACTIONS TO VARIOUS STATE REGULATORS.

     The Gaming Board alleges that certain limited partners in Louisiana Horseshoe had their interests purchased for "disproportionate amounts" and that inconsistent explanations for the purchase of these interests were provided to regulators in Louisiana, Indiana and Illinois. Certain individuals sold their interests in Louisiana Horseshoe to HGHC's predecessor, Horseshoe Gaming, LLC pursuant to agreements entered into on April 21, 1999. (Exhibits 20 and 21 for Purchase Agreements) Evidence will establish that the agreements with these individuals were negotiated with each parties' counsel vigorously representing their interests. Although no standard has been identified by the Gaming Board regarding why any purchase price was "disproportionate," it will be established that the purchase prices were commercially reasonable.

     In addition, Empress will present documentary and testimonial evidence refuting the Gaming Board's allegation that inconsistent explanations were provided to various state regulators regarding the aforementioned purchases of certain limited partnership interests. (Exhibits 6, 15 and 22)

               8. POSTING OF A BOND BY MR. BINION IN 1993 FOR A PERSON WHO WAS A HIGH STAKES PLAYER AT HORSESHOE NEVADA, AND WHO WAS SUBSEQUENTLY FOUND NOT GUILTY ON THE CHARGES LODGED AGAINST HIM, IS NOT ILLEGAL AND DOES NOT PROVIDE THE GAMING BOARD WITH A BASIS TO FIND JACK BINION UNSUITABLE.

     Posting bond for an individual is not illegal. The individual in question was a Mexican citizen arrested on a Mexican warrant arising from alleged violations of the Mexican tax code. The arrested individual was a well-regarded businessman who had made his fortune in the textile industry. He was also, as the Notice of Denial asserts, a well-known, high-stakes gambler in Las Vegas. Though the arrested individual had ample funds in Mexico to use for bond, he was unable to access those funds. Mr. Binion was asked by friends of the arrested individual to assist him, and Mr. Binion did. The documentary and testimonial evidence at hearing will establish that Mr. Binion used his own funds to post the arrested individual's bond and never jeopardized the Nevada Horseshoe. Mr. Binion made a business decision that he hoped would cause this individual to play more at the Nevada Horseshoe than he had in the past. As a result of Mr. Binion's actions, the individual and his friends did, in fact, increase their play at the Nevada Horseshoe, and eventually he lost in excess of $13 million there. Mr. Binion was repaid the amount he posted for the individual's bond. For a more detailed discussion of this incident and documentation relating to it, we attach and incorporate by reference Exhibit 11 at 12-13; Exhibit 12 at 35-36.

               9. THE ACCEPTANCE BY MR. BINION OF A PERSONAL LOAN FROM A NEVADA HORSESHOE CUSTOMER, WAS LEGAL AND FULLY DOCUMENTED AND IS NOT A BASIS FOR FINDING JACK BINION UNSUITABLE.

     Mr. Binion acknowledges that in 1995, he obtained a substantial personal loan from a Nevada Horseshoe customer. This loan was legal, proper, fully documented, and did not harm the Nevada Horseshoe or present a conflict of interest. Indeed, but for the lending relationship, neither the lender nor her brother would have played at the Nevada Horseshoe and would not have lost approximately $1.8 million at the Nevada Horseshoe. At hearing, Empress will present documentary and testimonial evidence that Mr. Binion repaid the loan in full. (Exhibit 23) For a more detailed discussion of this loan and documentation relating to it, we attach and incorporate by reference Exhibit 11 at 11-12;
Exhibit 12 at 32-35.

               10. NEVADA HORSESHOE DID NOT DEVIATE FROM ACCEPTED CREDIT PRACTICES.

     The credit practices utilized by the Nevada Horseshoe while Mr. Binion was President were not deviations from accepted competitive Las Vegas Asian credit practices. Empress will present evidence at hearing that many high stakes Asian players prefer the game of baccarat. Baccarat offers casinos the ability to win millions of dollars over a short period of time. Casinos wanting to compete for Asian play commonly offer high stakes Asian players higher credit lines, higher betting limits and a discount on gambling losses. Nevada Horseshoe was pursuing high-end Asian baccarat play in the early 1990s.

     As previously reported to the Gaming Board, Nevada Horseshoe's Asian baccarat credit practices were similar to practices followed by other Las Vegas casinos. (Exhibit 24) Essentially, Nevada Horseshoe's Asian baccarat credit practices matched the industry norm.

     The Notice of Denial also states that Nevada Horseshoe's baccarat credit polities resulted in millions of dollars of uncorrectable debt. As part of his Settlement Agreement that resulted from a lawsuit initiated by Mr. Binion's sister, Becky Binion Behnen, Mr. Binion acquired $15.9 million of uncollected accounts. At the time the Settlement Agreement was executed, Nevada Horseshoe had written its uncollected accounts down to $5 million. Mr. Binion purchased Nevada Horseshoe's active uncollected accounts for $5 million. Nevada Horseshoe has collected and remitted $1.352 million to Mr. Binion. In March 1999, Mr. Binion retained a Nevada law firm to assist him in his collection efforts. Since that time, the law firm has collected an additional $315,000 on these accounts and the collection efforts are continuing. Empress will present competent and credible evidence as to these issues at hearing.

     A comparison of Nevada Horseshoe's Asian baccarat credit policies to credit policies applicable to other gamblers is a comparison of apples to oranges. Nevada Horseshoe's baccarat credit policies should only be compared to other casinos' Asian baccarat credit policies.

               11. WILLIAM THURMAN WALTERS, A BUSINESS ACQUAINTANCE OF JACK BINION'S DOES NOT PROVIDE THE GAMING BOARD WITH A BASIS TO FIND JACK BINION UNSUITABLE AS A KEY PERSON OF EMPRESS.

     The Board did not specifically designate what led it to its conclusion that Mr. Binion's interaction with Mr. Walters led to this finding. The extent of any "association" that Mr. Binion may have had with Mr. Walters is not a sufficient basis upon which to conclude that Mr. Binion is not suitable to be a Key Person at Empress. Through documentary and testimonial evidence, Empress will establish that Mr. Walters is a player in good standing at many casinos in Las Vegas, Nevada and that Mr. Walters has never been blacklisted in Nevada.

     Mr. Binion knows Mr. Walters as a high limit customer at the Horseshoe Club in Las Vegas. As president of the Horseshoe Club, it was incumbent upon Mr. Binion to maintain a friendly relationship with all high limit customers who were players in good standing, such as Mr. Walters. Once Mr. Binion's primary focus was outside of Nevada, his contact and relationship withMr. Walters has diminished.

     WHEREFORE, Empress Casino Joliet prays that the Illinois Gaming Board:

          1. Reverse its decision denying renewal of Empress Casino Joliet's owner's license and its initial findings that Jack Binion is unsuitable and that Empress, since its acquisition by HGHC, has failed to meet the requirements of the Act and the Rules and renew said license; or, in the alternative,

          2. Grant this Request for Hearing and proceed pursuant to 86 Ill. Adm. Code Section 3000.400 et seq.; and

          3.   Award such other relief as this Board finds just and equitable.

Dated: July 26, 2000                            Respectfully submitted,

                                                /s/  William J. Kunkle
                                                     --------------------------
                                                     William J. Kunkle


         William J. Kunkle
         Steven E. Nieslawski
         Melisa G. Thompson
         CAHILL, CHRISTIAN & KUNKLE, LTD.
         224 South Michigan Avenue Suite 1300
         Chicago, Illinois 60604                      Anton R. Valukas
         (312) 341-1688                               Charles B. Sklarsky
                                                      JENNER & BLOCK
                                                      One IBM Plaza
         Donna B. More                                45th Floor
         MORE LAW GROUP, P.C.                         Chicago, Illinois 60611
         180 North LaSalle Street                     (312) 222-9350
         Suite 1415
         Chicago, Illinois 60601
         (312) 629-9100